Issued on behalf of RELX PLC

4 December 2020

Appointment of RELX Chair - UPDATE

Further to its announcement on 23 September 2020 that Paul Walker would take up the role of RELX Chair in the first half of 2021, RELX PLC today confirms that Mr Walker’s appointment to the position will be effective from 1 March 2021.  Sir Anthony Habgood will step down from the role at that time.

This announcement is issued pursuant to Listing Rule 9.6.12.

- Ends -

Notes to editors

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724

About RELX

RELX is a global provider of information-based analytics and decision tools for professional and business customers. The Group serves customers in more than 180 countries and has offices in about 40 countries. It employs over 33,000 people, of whom almost half are in North America. The shares of RELX PLC, the parent company, are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX. The market capitalisation is approximately £34bn/€38bn/$46bn.

*Note: Current market capitalisation can be found at www.relx.com